
Mail Stop 3628

April 4, 2006

By Facsimile: (816) 292-2001 and U.S. Mail
Scott M. Herpich
Lathrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

Re: Boston Financial Qualified Housing Tax Credits L.P. II
          Amended Schedule TO-T filed by Paco Development, L.L.C.
          Filed on March 31, 2006
          File No. 005-80085

Dear Mr. Herpich:

We have reviewed the filing listed above and have the following comments. All defined terms have the same meaning as in the offer materials.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We refer you to your response to prior comment 1. You advise that the "13D Joint Filers" other than Paco Development are not bidders in this Offer. However, Park discloses in its Schedule 14A filed on March 15, 2006 to solicit consents seeking the approval of the limited partners of Boston Financial Qualified Housing Tax Credits L.P. IV that its sole shareholder is SLCas. Are Paco Development and Park controlled by the same managing members? If so, advise of the basis for the belief that Park should not be named as a bidder in this offer taking into account that Park and Paco Development are under common control.

2. We note your response to prior comment 1 that the "13D Joint Filers" other than Paco Development are not bidders in this Offer and that the Offer is not being made on behalf of the other "13D Joint Filers." Accordingly, please advise of the reasons for filing a Schedule 13D jointly or as a group. The disclosure in response to Item 4 states that the 13D Joint Filers acquired the Units for investment purposes. The tender offer seems inconsistent with

this stated purpose. In addition, 13D Joint Filers will be the beneficial owners of the Units acquired by Paco Development in the offer. Finally, it is unclear why the "13D Joint Filers" have not checked a box regarding their status as a group on the cover page. See Instruction 2 to the cover page. Please advise and revise your Schedule 13D accordingly.

Offer to Purchase for Cash

Summary of the Offer

3. You disclose on page 2 of your amended Schedule TO that the Purchaser "may delay the acceptance for payment of the Units tendered." Please note that acceptance for payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy an offer condition. Please revise.

Certain Information Concerning the Purchaser

4. We refer you to prior comment 8. You disclose that the Purchaser "expects" to obtain the necessary funds from "committed equity contributions" and that no material conditions exist. Please expand your disclosure to further discuss Paco Development's arrangement with SLCas to fund the Offer. Is there an agreement in writing? If no material conditions exist to the referenced committed equity, explain why Paco Development only "expects" to obtain financing from SLCas.

Closing Comments

As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Merger & Acquisitions